UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Payment of Dividends

Oi S.A. (the “Company”) hereby discloses to its shareholders and the market in general that the Board of Directors, at a meeting held on September 18, 2013, approved the payment of interim dividends, in the total aggregate amount of R$500,000,000.00 (five hundred million reais), equivalent to R$ 0.304872909998 per common and preferred share, which will be allocated to our income reserve account and considered as part of the dividends that we are required to pay for the 2013 fiscal year under Brazilian law.

The payment will be made as of October 11, 2013, based on the shareholding position of September 27, 2013. Beginning on September 30, 2013, inclusive, all shares will be traded ex-dividend.

I. Forms of Payment: (a) Shareholders eligible to receive dividends who are holders of accounts at Banco do Brasil will receive their payments through credits in their Banco do Brasil checking accounts, so long as they have explicitly expressed their choice accordingly and their registration with Banco do Brasil is up-to-date; (b) Eligible shareholders who hold shares in custody at the Central Depository of the BM&FBOVESPA (Central Depositária da BM&FBOVESPA) will have the amounts which they are entitled to receive sent directly to the Central Depository of the BM&FBOVESPA, which will be responsible for transferring such amounts to shareholders through depository agents; and (c) the remaining eligible shareholders, properly identified, should request, at their Banco do Brasil branch of choice, the issuance of a notice for payment in cash or by credit in checking accounts of other banks, at the expense of such holders, upon presentation of the relevant bank data (bank, branch and account number).

II. Registration: (a) In order to receive the dividends, shareholders with irregular or outdated registrations must submit, at the Banco do Brasil branch of choice, the following documentation required to update their registration: individuals must submit an identification document, individual taxpayer number (CPF) and proof of residence; legal entities must submit a corporate taxpayer number (CNPJ) and bylaws/articles of incorporation, with related proof of representation; and (b) shareholders who are represented by attorneys-in-fact/legal representatives must grant specific powers by public instrument to such representatives, specifying the expiration date of the instrument and the amount and type of shares entitled to receive the dividends.

Rio de Janeiro, September 18, 2013

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name:	Bayard de Paoli Gontijo
Title:	Chief Financial Officer